Semiannual Report

MARCH 31, 2006

Waddell & Reed Advisors Global Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Global Bond Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Global Bond Fund, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended March 31, 2006. Stock prices generally rose during the period while bond prices were flat, accompanied by a dramatic narrowing of the difference in income potential between money market securities (those maturing in less than a year) and bonds that mature in 10 to 30 years. Overall, the Citigroup Broad Investment Grade Index declined 0.03 percent over the last six months.

Between September and March, global financial markets contended with volatile energy prices, uncertainties regarding both Federal Reserve monetary policy and U.S. government fiscal policy and negative news related to the Iraq war and Iran's nuclear ambitions. Several U.S. states faced economic issues related to rebuilding after the worst hurricane season in the nation's history last summer.

Despite all these challenges, the S&P 500 Index increased 6.39 percent during the six-month period ended March 31, while the Dow Jones Industrial Average rose 6.13 percent. Corporate profits have remained strong in many sectors even as growth in U.S. gross domestic product (GDP) slowed – we think temporarily – to 1.7 percent in 2005's calendar fourth quarter. Housing markets in the U.S. cooled a bit as the yield on 10-year U.S. Treasury bonds – a fixed-income security that lenders often use to set home mortgage

rates – rose to 4.85 percent, from 4.30 percent six months earlier.

Many market professionals have one question in mind these days: how much more will the Federal Reserve have to tighten money before it becomes convinced that inflation is under control? By March 31, the Fed's target for short-term interest rates (the Federal Funds rate) stood at 4.75 percent following four quarter-point increases since September. We think that as it becomes clear that the U.S. economy is operating at a sustainable, non-inflationary rate, the two-year long tightening cycle may end.

This past winter, many Americans were fortunate to enjoy relatively mild weather – blunting the impact of high natural gas prices on consumer spending. Nevertheless, energy costs remain an economic wild card, as evidenced by a recent rebound in gasoline prices with the arrival of spring.

We believe that longer term, higher energy prices are here to stay, creating pain at the pump, but also investment opportunity both here and abroad. That is one reason why we believe that the best way to achieve your long-term financial goals is to develop and maintain a personal financial plan. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change and provide greater balance to your portfolio.

Your financial advisor can help you develop an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

GLOBAL BOND FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended March 31, 2006	Beginning Account Value 9-30-05	Ending Account Value 3-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,018.40	1.30%	$ 6.56
Class B	1,000	1,013.30	2.28	11.48
Class C	1,000	1,010.80	2.22	11.16
Class Y	1,000	1,020.30	0.91	4.65
Based on 5% Return[2]				
Class A	$1,000	$1,018.43	1.30%	$ 6.56
Class B	1,000	1,013.55	2.28	11.48
Class C	1,000	1,013.87	2.22	11.18
Class Y	1,000	1,020.37	0.91	4.65

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2006, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GLOBAL BOND FUND

Portfolio Highlights

On March 31, 2006, Waddell & Reed Advisors Global Bond Fund, Inc. had net assets totaling $273,166,208 invested in a diversified portfolio of:

61.19%	Corporate Debt Securities
15.27%	Other Government Securities
8.36%	United States Government and Government Agency Obligations
7.68%	Foreign Common Stocks
6.97%	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts
0.53%	Domestic Common Stocks

As a shareholder of the Fund, for every $100 you had invested on March 31, 2006, your Fund owned:



Other Government Securities	$15.27
Financial Services Bonds.	$15.13
Utilities Bonds.	$ 9.52
Consumer Nondurables Bonds	$ 9.07
United States Government and Government Agency Obligations.	$ 8.36
Common Stocks.	$ 8.21
Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 6.97
Energy Bonds.	$ 6.38
Raw Materials Bonds	$ 5.91
Miscellaneous Bonds	$ 5.27
Consumer Services Bonds	$ 3.66
Transportation Bonds	$ 3.66
Shelter Bonds.	$ 2.59

On March 31, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



	AAA	16.19%
	AA	3.86%
	A	15.46%
	BBB	23.58%
	BB	16.63%
	B	8.73%
	Below B	0.37%
	Cash and Cash Equivalents, Equities and Unrealized Gain on Open Forward Currency Contracts	15.18%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's and Moody's.

On March 31, 2006, the breakdown by country was as follows:



	United States	$33.37
	Other	$12.85
	United Kingdom	$ 9.85
	Cash and Cash Equivalents and Unrealized Gain on Open Forward Currency Contracts	$ 6.97
	Brazil	$ 6.40
	Russia	$ 5.97
	Japan	$ 5.51
	Chile	$ 5.04
	Australia	$ 3.70
	Canada	$ 3.38
	Mexico	$ 2.88
	Cayman Islands	$ 2.06
	Luxembourg	$ 2.02

Please note that securities issued by certain U.S. Government-sponsored entities, including the Federal Home Loan Mortgage Corporation (Freddie Mac), the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Banks (FHLBs) are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States Government.

The Investments of Global Bond Fund

March 31, 2006

COMMON STOCKS	Shares	Value
Banks – 1.12%		
Banco Itau Holding Financeira S.A., ADR	23,500	$ 699,595
Kabushiki Kaisha Mitsubishi Tokyo Financial		
Group (A)	114	1,743,415
Taishin Financial Holding Co., Ltd. (A)	1,117,000	615,996
		3,059,006
Business Equipment and Services – 0.61%		
Dentsu Inc. (A)	459	**1,665,191**
Construction Materials – 1.11%		
Cemex, S.A. de C.V., ADR	46,672	**3,046,748**
Finance Companies – 0.78%		
Rio Tinto plc (A)	42,100	**2,137,294**
Mining – 0.86%		
BHP Billiton Plc (A)	45,000	902,036
Phelps Dodge Corporation (B).	18,000	1,449,540
		2,351,576
Motor Vehicles – 0.60%		
Toyota Motor Corporation (A).	30,000	**1,638,913**
Petroleum – International – 0.98%		
BP p.l.c., ADR	39,000	**2,688,660**
Railroad – 0.56%		
Central Japan Railway Company (A).	154	**1,517,757**
Real Estate Investment Trust – 0.69%		
Sumitomo Realty & Development Co., Ltd. (A)	68,000	**1,883,432**
Steel – 0.90%		
Companhia Vale do Rio Doce, ADR	50,400	**2,445,912**
TOTAL COMMON STOCKS – 8.21%		**$ 22,434,489**

(Cost: $15,831,067)

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Air Transportation – 1.07%		
FedEx Corporation,		
2.65%, 4–1–07	$3,000	$ 2,916,315
Aircraft – 0.36%		
Raytheon Company,		
5.375%, 4–1–13	1,000	987,122
Banks – 5.43%		
Banco BMG S.A.:		
9.15%, 1–15–16	500	511,750
9.15%, 1–15–16 (C)	500	512,500
Banco Santiago SA,		
7.0%, 7–18–07	4,555	4,628,249
ICICI Bank Limited,		
4.75%, 10–22–08	2,660	2,594,753
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	1,500	1,510,050
Norwest Corporation,		
6.55%, 12–1–06	2,000	2,014,552
Or-ICB S.A.,		
6.875%, 7–29–08	1,000	1,009,600
PT Bank Rakyat Indonesia (Persero),		
7.75%, 10–30–13	1,000	1,011,640
Unibanco – Uniao de Bancos Brasileiros S.A.,		
7.375%, 12–15–13	1,000	1,035,000
		14,828,094
Beverages – 3.57%		
Bavaria S.A.:		
8.875%, 11–1–10	500	540,000
8.875%, 11–1–10 (C)	500	540,000
Central European Distribution Corporation,		
8.0%, 7–25–12 (C)(D).	EUR1,700	2,258,550
Coca-Cola Bottling Co.,		
6.85%, 11–1–07	$2,000	2,040,682
Companhia Brasileira de Bebidas,		
10.5%, 12–15–11	2,000	2,415,000
Miller Brewing Company,		
4.25%, 8–15–08 (C)	2,000	1,951,164
		9,745,396

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Broadcasting – 2.93%		
British Sky Broadcasting Group plc,		
7.3%, 10–15–06	$4,000	$ 4,036,520
Cox Communications, Inc.,		
7.75%, 8–15–06	1,640	1,651,893
EchoStar DBS Corporation,		
5.75%, 10–1–08	1,000	990,000
Univision Communications Inc.,		
2.875%, 10–15–06	1,350	1,332,617
		8,011,030
Business Equipment and Services – 0.69%		
Quebecor World Capital Corporation,		
4.875%, 11–15–08	2,000	1,885,288
Chemicals – Petroleum and Inorganic – 0.31%		
Braskem S.A.,		
12.5%, 11–5–08 (C)	750	849,375
Chemicals – Specialty – 0.78%		
Bayer Corporation,		
6.2%, 2–15–08 (C)	2,100	2,123,268
Coal – 0.37%		
Peabody Energy Corporation,		
6.875%, 3–15–13	1,000	1,015,000
Construction Materials – 1.13%		
Celulosa Arauco y Constitucion S.A.,		
8.625%, 8–15–10	1,000	1,102,680
Interface, Inc.,		
7.3%, 4–1–08	1,500	1,530,000
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	500	465,000
		3,097,680
Containers – 0.85%		
Packaging Corporation of America,		
4.375%, 8–1–08	2,400	2,333,131
Finance Companies – 8.50%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	1,500	1,573,050
American Honda Finance Corporation,		
5.06%, 9–11–06 (C)	2,000	2,002,066

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
BP Capital Markets p.l.c.,		
2.625%, 3–15–07	$2,000	$ 1,949,370
CSN Islands VII Corp.,		
10.75%, 9–12–08 (C)	2,500	2,737,500
Caterpillar Financial Services Corporation,		
3.67%, 10–4–07	1,000	975,538
Danone Finance,		
3.375%, 3–5–08 (D)	EUR2,100	2,535,236
RWE Finance B.V.,		
5.375%, 4–18–08 (D)	2,000	2,508,030
Rio Tinto Finance (USA) Limited,		
2.625%, 9–30–08	$2,000	1,873,312
Russian Standard Bank:		
7.5%, 10–7–10	500	488,750
7.5%, 10–7–10 (C)	1,000	978,750
SLM Corporation:		
4.97%, 4–1–14	2,500	2,340,150
4.0%, 7–25–14	2,500	2,318,700
Toyota Motor Credit Corporation,		
5.49%, 1–18–15	1,000	927,380
		23,207,832
Food and Related – 4.29%		
Bunge Limited Finance Corp.:		
4.375%, 12–15–08	850	825,293
7.8%, 10–15–12	2,000	2,206,676
Cadbury Schweppes Finance p.l.c.,		
5.0%, 6–26–07	500	496,627
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (C)	875	843,714
Cosan S.A. Industria e Comercio,		
9.0%, 11–1–09 (C)	1,500	1,597,500
General Mills, Inc.:		
2.625%, 10–24–06	501	492,814
5.125%, 2–15–07	2,750	2,745,567
Iansa Overseas Limited,		
7.25%, 7–28–12	2,500	2,500,000
		11,708,191
Forest and Paper Products – 2.23%		
Bowater Canada Finance Corporation,		
7.95%, 11–15–11	500	498,750
International Paper Company,		
4.25%, 1–15–09	500	482,323

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Forest and Paper Products (Continued)		
P. H. Glatfelter Company, Series B,		
6.875%, 7–15–07	$1,400	$ 1,413,395
S.A. Industrias Votorantim,		
7.875%, 1–23–14 (C)	500	536,250
Sino-Forest Corporation,		
9.125%, 8–17–11 (C)	1,000	1,075,000
Weyerhaeuser Company,		
6.75%, 3–15–12	2,000	2,082,034
		6,087,752
Homebuilders, Mobile Homes – 0.36%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	1,000	**970,000**
Household – General Products – 0.36%		
Fortune Brands, Inc.,		
2.875%, 12–1–06	1,000	**984,027**
Household – Major Appliances – 0.71%		
Controladora Mabe S.A. de C.V.,		
6.5%, 12–15–15 (C)	2,000	**1,950,464**
Leisure Time Industry – 0.73%		
Carnival Corporation,		
3.75%, 11–15–07	1,000	974,708
Royal Caribbean Cruises Ltd.,		
6.75%, 3–15–08	1,000	1,017,627
		1,992,335
Mining – 3.46%		
Falconbridge Limited,		
7.35%, 11–1–06	3,750	3,788,835
Freeport-McMoRan Copper & Gold Inc.,		
10.125%, 2–1–10	3,000	3,232,500
Vedanta Resources plc,		
6.625%, 2–22–10 (C)	2,500	2,438,175
		9,459,510
Motor Vehicles – 0.90%		
Hyundai Motor Company,		
5.3%, 12–19–08 (C)	2,500	**2,467,288**

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Multiple Industry – 1.48%		
Cox Enterprises, Inc.,		
4.375%, 5–1–08 (C)	$1,000	$ 970,724
Hutchison Whampoa Finance Limited,		
6.95%, 8–1–07	1,000	1,019,882
Tyco International Group S.A.,		
6.375%, 10–15–11	2,000	2,053,166
		4,043,772
Petroleum – Canada – 0.75%		
Talisman Energy Inc.,		
7.125%, 6–1–07	2,000	**2,037,408**
Petroleum – Domestic – 1.57%		
ENSCO International Incorporated,		
6.75%, 11–15–07	540	550,938
Open Joint Stock Company Tyumen Oil Company,		
11.0%, 11–6–07	3,000	3,220,200
Valero Energy Corporation,		
6.875%, 4–15–12	500	529,756
		4,300,894
Petroleum – International – 3.69%		
OAO Siberian Oil Company, Loan Participation Notes due 2007, issued by, but without recourse to, Salomon Brothers AG for the purpose of financing a loan to OAO Siberian Oil Company,		
11.5%, 2–13–07	1,000	1,046,200
Open Joint Stock Company Gazprom,		
9.125%, 4–25–07	2,500	2,587,500
PTT Exploration and Production Public Company Limited,		
7.625%, 10–1–06 (C)	1,100	1,104,015
Panva Gas Holdings Limited:		
8.25%, 9–23–11	1,000	1,050,803
8.25%, 9–23–11 (C)	500	525,402
Pecom Energia S.A.,		
9.0%, 5–1–09	500	525,000
Petrobras International Finance Company:		
9.125%, 2–1–07	1,000	1,027,500
9.875%, 5–9–08	1,000	1,082,500
YPF Sociedad Anonima,		
7.75%, 8–27–07	1,115	1,131,725
		10,080,645

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Railroad – 0.37%		
Union Pacific Corporation,		
6.7%, 12–1–06	$1,000	$ 1,008,355
Security and Commodity Brokers – 1.20%		
Hongkong and Shanghai Banking Corporation (The),		
5.25%, 8–29–49	2,500	2,325,000
Morgan Stanley,		
5.42%, 5–1–14	1,000	960,670
		3,285,670
Steel – 1.36%		
Evraz Group S.A.,		
8.25%, 11–10–15 (C)	3,000	3,030,000
Pohang Iron & Steel Co., Ltd.,		
7.125%, 11–1–06	670	676,403
		3,706,403
Trucking and Shipping – 2.22%		
Caliber System, Inc.,		
7.8%, 8–1–06	1,000	1,006,551
WMX Technologies, Inc.,		
7.0%, 10–15–06	5,000	5,043,550
		6,050,101
Utilities – Electric – 4.21%		
Compania de Transporte de Energia Electrica en Alta Tension Transener Sociedad Anonima,		
9.0%, 12–15–15	1,000	1,000,000
Dominion Resources, Inc.,		
4.125%, 2–15–08	2,000	1,950,282
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	2,000	2,083,304
Florida Power & Light Company,		
6.0%, 6–1–08	325	329,055
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	2,000	2,139,568
Southern Company Capital Funding, Inc.,		
5.3%, 2–1–07	1,000	995,848
TXU Corp.,		
6.375%, 6–15–06	3,000	3,005,463
		11,503,520

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Gas and Pipeline – 1.46%		
FirstEnergy Corp., 5.5%, 11–15–06	$2,000	$ 2,000,512
Transportadora de Gas del Sur S.A., 7.5%, 12–15–13	2,000	2,000,000
		4,000,512
Utilities – Telephone – 3.85%		
America Movil, S.A. de C.V., 4.125%, 3–1–09	800	769,014
Digicel Limited, 9.25%, 9–1–12	1,500	1,586,250
Innova, S. De R.L. de C.V., 9.375%, 9–19–13	1,000	1,120,000
Open Joint Stock Company Mobile TeleSystems, 9.75%, 1–30–08	2,000	2,102,600
Open Joint Stock Company "Vimpel-Communications", 10.0%, 6–16–09 (C)	2,000	2,150,000
Singapore Telecommunications Limited, 5.875%, 9–6–06	750	752,104
Sprint Capital Corporation, 6.125%, 11–15–08	1,000	1,017,733
TELUS Corporation, 7.5%, 6–1–07	1,000	1,022,597
		10,520,298
TOTAL CORPORATE DEBT SECURITIES – 61.19%		**$167,156,676**
(Cost: $167,070,666)		

OTHER GOVERNMENT SECURITIES		
Australia – 2.69%		
Queensland Treasury Corporation, 8.0%, 9–14–07 (D)	AUD9,900	**7,333,643**
Brazil – 1.51%		
Federative Republic of Brazil (The), 10.0%, 1–16–07	$4,000	**4,136,000**

See Notes to Schedule of Investments on page 21.

OTHER GOVERNMENT SECURITIES (Continued)	Principal Amount in Thousands	Value
Chile – 1.40%		
Republic of Chile:		
5.625%, 7–23–07	$2,800	$ 2,807,560
5.06%, 1–28–08	1,000	1,004,000
		3,811,560
India – 0.64%		
Industrial Development Bank of India Ltd.,		
5.125%, 12–23–09	1,800	1,754,044
Japan – 2.41%		
Japanese Government 15 Year Floating Rate Bond,		
0.69%, 1–20–18 (D)	JPY800,000	6,593,713
Russia – 0.78%		
Russian Federation:		
8.25%, 3–31–10	$1,000	1,057,700
8.25%, 3–31–10 (C)	1,000	1,057,500
		2,115,200
South Korea – 1.02%		
Export-Import Bank of Korea (The),		
7.1%, 3–15–07	1,000	1,015,911
Korea Development Bank (The):		
4.96%, 10–29–06	1,000	1,000,798
5.25%, 11–16–06	775	775,695
		2,792,404
United Kingdom – 4.82%		
United Kingdom Treasury,		
5.0%, 3–7–08 (D)	GBP7,500	13,162,170
TOTAL OTHER GOVERNMENT SECURITIES – 15.27%		$ 41,698,734

(Cost: $44,140,831)

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 6.04%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO (Interest Only):		
5.0%, 3–15–11	$3,890	$ 35,633
5.0%, 4–15–19	273	40,597
5.0%, 4–15–19	133	19,527
5.0%, 2–15–20	2,600	99,225
5.0%, 7–15–21	819	78,092
5.0%, 6–15–22	2,045	91,425
5.0%, 7–15–22	7,551	390,599
5.0%, 11–15–22	515	78,015
5.0%, 1–15–23	1,564	87,239
5.0%, 4–15–23	4,002	346,481
5.0%, 5–15–23	234	40,623
5.0%, 8–15–23	174	30,081
5.5%, 11–15–23	6,225	686,816
5.5%, 11–15–23	457	41,386
5.0%, 6–15–24	10,045	1,154,457
5.0%, 9–15–24	1,530	135,620
5.5%, 9–15–24	877	76,884
5.5%, 4–15–25	1,448	212,876
5.5%, 4–15–25	122	13,040
5.0%, 9–15–25	2,004	204,523
5.5%, 10–15–25	2,386	508,009
5.0%, 2–15–26	1,961	272,729
5.0%, 4–15–26	2,741	267,805
5.0%, 10–15–28	446	102,666
5.0%, 8–15–30	11,580	1,302,155
5.5%, 3–15–31	232	34,382
5.5%, 10–15–32	4,537	954,966
5.5%, 5–15–33	3,247	783,493
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only):		
5.0%, 3–25–16	7,160	439,730
5.5%, 11–25–17	299	28,794
5.0%, 5–25–22	191	30,309
5.0%, 7–25–23	3,047	549,166
5.0%, 8–25–23	978	168,057
5.5%, 9–25–25	192	16,606
5.5%, 11–25–25	2,535	206,666
5.0%, 9–25–30	1,337	221,789
5.5%, 12–25–33	3,849	890,926

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates,		
5.0%, 7–1–34	$4,354	$ 4,152,259
Government National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.5%, 5–20–27	4,687	348,852
5.0%, 6–16–29	2,000	367,553
5.0%, 7–20–33	3,371	671,666
5.5%, 11–20–33	487	93,873
5.5%, 7–1–35	1,325	217,135
		16,492,725
Treasury Inflation Protected Obligations – 2.32%		
United States Treasury Note,		
3.375%, 1–15–07 (E)	5,000	**6,325,030**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 8.36%		**$ 22,817,755**
(Cost: $22,483,152)		

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – 0.19%	Face Amount in Thousands	
Australian Dollar, 6–13–06 (D)	AUD7,020	180,323
Australian Dollar, 6–13–06 (D)	7,020	(222,022)
Brazilian Real, 2–16–07 (D)	BRL13,100	218,342
British Pound, 5–3–06 (D)	GBP8,725	1,115,598
British Pound, 5–3–06 (D)	8,725	(201,013)
Canadian Dollar, 9–5–06 (D)	CAD6,100	52,966
Chinese Yuan Reminbi, 4–20–06 (D)	CNY102,500	(196,892)
Chinese Yuan Reminbi, 9–5–06 (D)	20,360	(22,114)
Eurodollar, 7–19–06 (D)	EUR3,400	25,381
Eurodollar, 9–5–06 (D)	8,500	109,851
Eurodollar, 9–5–06 (D)	4,300	(85,764)

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS (Continued)	Face Amount in Thousands	Value
Japanese Yen, 9–5–06 (D)	JPY1,755,239	$ (444,690)
Japanese Yen, 9–5–06 (D)	48,447	1,524
Japanese Yen, 12–7–06 (D)	300,000	9,068
Japanese Yen, 12–7–06 (D)	155,000	(9,373)
Mexican Peso, 12–19–06 (D)	MXN86,800	(109,767)
Russian Ruble, 1–24–07 (D)	RUB145,200	72,923
Singapore Dollar, 9–5–06 (D)	SGD2,150	33,299
Singapore Dollar, 9–5–06 (D)	6,800	(126)
		$ 527,514

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Capital Equipment – 1.83%		
Deere (John) Capital Corporation,		
4.79%, 4–11–06	$5,000	**4,993,347**
Finance Companies – 1.83%		
Prudential Funding LLC,		
4.73%, 4–24–06	5,019	**5,003,833**
Utilities – Electric – 2.73%		
Wisconsin Electric Power Co.,		
4.87%, 4–3–06	7,461	**7,458,982**
TOTAL SHORT-TERM SECURITIES – 6.39%		**$ 17,456,162**
(Cost: $17,456,162)		
TOTAL INVESTMENT SECURITIES – 99.61%		**$272,091,330**
(Cost: $266,981,878)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.39%		**1,074,878**
NET ASSETS – 100.00%		**$273,166,208**

See Notes to Schedule of Investments on page 21.

The Investments of Global Bond Fund

March 31, 2006

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; REMIC – Real Estate Mortgage Investment Conduit.

The following swap agreements were outstanding at March 31, 2006. (See Note 8 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Depreciation
Merrill Lynch International	Dow Jones CDX Emerging Markets Series 4	1.8%	12–20–10	$1,600,000	$ (44,160)
Bear Stearns	Dow Jones CDX Emerging Markets Series 4	1.8%	12–20–10	6,000,000	(165,598)
Bear Stearns	Dow Jones CDX Emerging Markets Series 4	1.8%	12–20–10	2,500,000	(34,816)
Bear Stearns	Dow Jones CDX North America High Yield Series 5	3.95%	12–20–10	2,522,000	(90,741)
Bear Stearns	Dow Jones CDX North America High Yield Series 5	3.95%	12–20–10	4,559,000	(164,727)
Merrill Lynch International	Dow Jones CDX North America High Yield Series 5	3.95%	12–20–10	388,000	(14,052)
Bear Stearns	Dow Jones CDX North America High Yield Series 5	3.95%	12–20–10	2,425,000	(59,321)
					$ (573,415)

(A) Listed on an exchange outside the United States.

(B) Security serves as cover for the following written call option outstanding at March 31, 2006. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Phelps Dodge Corporation	180	April/82.5	$20,159	$43,200

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, the total value of these securities amounted to $33,699,205 or 12.34% of net assets.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, BRL – Brazilian Real, CAD – Canadian Dollar, CNY – Chinese Yuan Reminbi, EUR – Euro, GBP – Great Britain Pound, JPY – Japanese Yen, MXN – Mexican Peso, RUB – Russian Ruble, SGD – Singapore Dollar).

(E) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GLOBAL BOND FUND
March 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $266,982) (Notes 1 and 3)	$272,091
Cash	1,044
Deposit with brokers for swaps	210
Receivables:	
Dividends and interest	3,877
Fund shares sold	354
Prepaid and other assets	34
Total assets	277,610

LIABILITIES

Payable for investment securities purchased	2,953
Unrealized depreciation on swap agreements (Note 8)	573
Payable to Fund shareholders	526
Amortized swap premiums received (Note 8)	108
Accrued shareholder servicing (Note 2)	74
Accrued service fee (Note 2)	48
Outstanding written options – at value	
(premium received – $20) (Note 6)	43
Accrued accounting services fee (Note 2)	8
Accrued management fee (Note 2)	5
Accrued distribution fee (Note 2)	2
Other	104
Total liabilities	4,444
Total net assets	$273,166

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 74,922
Additional paid-in capital	258,105
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	1,716
Accumulated undistributed net realized loss on	
investment transactions	(66,099)
Net unrealized appreciation in value of investments	4,522
Net assets applicable to outstanding units of capital	$273,166
Net asset value per share (net assets divided by shares outstanding):	
Class A	$3.65
Class B	$3.65
Class C	$3.64
Class Y	$3.65
Capital shares outstanding:	
Class A	65,503
Class B	2,723
Class C	1,520
Class Y	5,176
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

GLOBAL BOND FUND
For the Six Months Ended March 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$6,317
Dividends (net of foreign withholding taxes of $10)	335
Total income	6,652
Expenses (Note 2):	
Investment management fee.	806
Shareholder servicing:	
Class A	315
Class B	22
Class C	11
Class Y	13
Service fee:	
Class A	279
Class B	11
Class C	6
Distribution fee:	
Class A	5
Class B	34
Class C	19
Accounting services fee	47
Audit fees.	17
Custodian fees.	14
Legal fees	3
Other	113
Total expenses	1,715
Net investment income	4,937

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	7,629
Realized net loss on forward currency contracts	(180)
Realized net loss on futures contracts	(45)
Realized net loss on swap agreements	(539)
Realized net loss on foreign currency transactions	(204)
Realized net gain on investments	6,661
Unrealized depreciation in value of securities during the period	(6,658)
Unrealized depreciation in value of forward currency contracts during the period	(140)
Unrealized depreciation in value of swaps during the period.	(246)
Unrealized depreciation in value of written options during the period	(23)
Unrealized appreciation in value of foreign currency exchange during the period	5
Unrealized depreciation in value of investments during the period	(7,062)
Net loss on investments	(401)
Net increase in net assets resulting from operations	$4,536

See Notes to Financial Statements.

Statement of Changes in Net Assets

GLOBAL BOND FUND
(In Thousands)

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 4,937	$ 9,252
Realized net gain on investments	6,661	1,905
Unrealized appreciation (depreciation)	(7,062)	3,039
Net increase in net assets resulting from operations.	4,536	14,196
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(4,126)	(8,394)
Class B	(120)	(231)
Class C	(68)	(117)
Class Y	(336)	(614)
Realized gains on securities transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(4,650)	(9,356)
Capital share transactions (Note 5)	14,767	(8,016)
Total increase (decrease)	14,653	(3,176)
NET ASSETS		
Beginning of period.	258,513	261,689
End of period.	$273,166	$258,513
Undistributed net investment income	$ 1,716	$ 1,633

(1)See "Financial Highlights" on pages 25 - 28.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$3.65	$3.58	$3.55	$3.29	$3.49	$3.56
Income (loss) from investment operations:						
Net investment income	0.07	0.13	0.13	0.17	0.20	0.21
Net realized and unrealized gain (loss) on investments.	(0.00)	0.07	0.04	0.26	(0.20)	(0.07)
Total from investment operations	0.07	0.20	0.17	0.43	0.00	0.14
Less distributions from:						
Net investment income	(0.07)	(0.13)	(0.14)	(0.17)	(0.20)	(0.21)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.07)	(0.13)	(0.14)	(0.17)	(0.20)	(0.21)
Net asset value, end of period.	$3.65	$3.65	$3.58	$3.55	$3.29	$3.49
Total return[1]	1.84%	5.69%	4.88%	13.39%	0.04%	4.11%
Net assets, end of period (in millions)	$239	$228	$236	$231	$230	$251
Ratio of expenses to average net assets	1.30%[2]	1.28%	1.27%	1.24%	1.22%	1.19%
Ratio of net investment income to average net assets	3.85%[2]	3.56%	3.53%	4.98%	5.91%	6.02%
Portfolio turnover rate.	24%	30%	76%	113%	76%	71%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$3.65	$3.58	$3.55	$3.29	$3.49	$3.56
Income (loss) from investment operations:						
Net investment income	0.05	0.09	0.09	0.14	0.17	0.18
Net realized and unrealized gain (loss) on investments.	(0.00)	0.08	0.04	0.26	(0.20)	(0.07)
Total from investment operations	0.05	0.17	0.13	0.40	(0.03)	0.11
Less distributions from:						
Net investment income	(0.05)	(0.10)	(0.10)	(0.14)	(0.17)	(0.18)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.05)	(0.10)	(0.10)	(0.14)	(0.17)	(0.18)
Net asset value, end of period.	$3.65	$3.65	$3.58	$3.55	$3.29	$3.49
Total return	1.33%	4.67%	3.78%	12.26%	−0.93%	3.13%
Net assets, end of period (in millions)	$10	$9	$8	$5	$3	$3
Ratio of expenses to average net assets	2.28%[1]	2.28%	2.34%	2.24%	2.20%	2.13%
Ratio of net investment income to average net assets	2.89%[1]	2.57%	2.47%	3.90%	4.93%	5.05%
Portfolio turnover rate.	24%	30%	76%	113%	76%	71%

(1) Annualized.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$3.65	$3.58	$3.55	$3.29	$3.49	$3.56
Income (loss) from investment operations:						
Net investment income	0.05	0.09	0.10	0.14	0.17	0.17
Net realized and unrealized gain (loss) on investments.	(0.01)	0.08	0.04	0.26	(0.20)	(0.07)
Total from investment operations	0.04	0.17	0.14	0.40	(0.03)	0.10
Less distributions from:						
Net investment income	(0.05)	(0.10)	(0.11)	(0.14)	(0.17)	(0.17)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.05)	(0.10)	(0.11)	(0.14)	(0.17)	(0.17)
Net asset value, end of period	$3.64	$3.65	$3.58	$3.55	$3.29	$3.49
Total return	1.08%	4.70%	3.96%	12.24%	−0.94%	2.97%
Net assets, end of period (in millions)	$5	$5	$4	$2	$1	$1
Ratio of expenses to average net assets	2.22%[1]	2.21%	2.22%	2.27%	2.20%	2.31%
Ratio of net investment income to average net assets	2.96%[1]	2.64%	2.59%	3.76%	4.92%	4.83%
Portfolio turnover rate	24%	30%	76%	113%	76%	71%

(1) Annualized.

See Notes to Financial Statements.

Financial Highlights

GLOBAL BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-06	For the fiscal year ended September 30,				
		2005	2004	2003	2002	2001
Net asset value, beginning of period	$3.65	$3.58	$3.55	$3.29	$3.49	$3.56
Income (loss) from investment operations:						
Net investment income	0.08	0.14	0.14	0.18	0.22	0.22
Net realized and unrealized gain (loss) on investments.	(0.01)	0.07	0.04	0.26	(0.20)	(0.07)
Total from investment operations	0.07	0.21	0.18	0.44	0.02	0.15
Less distributions from:						
Net investment income	(0.07)	(0.14)	(0.15)	(0.18)	(0.22)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.07)	(0.14)	(0.15)	(0.18)	(0.22)	(0.22)
Net asset value, end of period	$3.65	$3.65	$3.58	$3.55	$3.29	$3.49
Total return	2.03%	6.10%	5.29%	13.80%	0.40%	4.46%
Net assets, end of period (in millions)	$19	$16	$14	$11	$7	$2
Ratio of expenses to average net assets	0.91%[1]	0.89%	0.89%	0.87%	0.86%	0.85%
Ratio of net investment income to average net assets	4.27%[1]	3.95%	3.92%	5.28%	6.25%	6.34%
Portfolio turnover rate	24%	30%	76%	113%	76%	71%

(1) Annualized.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Global Bond Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to provide a high level of current income, with a secondary objective of capital growth when consistent with the primary objective. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's Valuation Committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. **Federal income taxes** – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

E. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

F. **Forward foreign currency exchange contracts** – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.625% of net assets up to $500 million, 0.60% of net assets over $500 million and up to $1 billion, 0.55% of net assets over $1 billion and up to $1.5 billion, and 0.50% of net assets over $1.5 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	**Annual Fee Rate for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $278,115. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the six-month period ended March 31, 2006, W&R received $71, $8,397 and $794 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $178,230 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $8,420, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $53,583,225, while proceeds from maturities and sales aggregated $56,354,213. Purchases of short-term securities and U.S. government obligations aggregated $732,507,918 and $4,326,786, respectively. Proceeds from maturities and sales of short-term securities and U.S. government obligations aggregated $713,373,000 and $4,638,364, respectively.

For Federal income tax purposes, cost of investments owned at March 31, 2006 was $267,509,393, resulting in net unrealized appreciation of $4,581,937, of which $9,451,195 related to appreciated securities and $4,869,258 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2005 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$9,014,866
Distributed ordinary income	9,355,305
Undistributed ordinary income*	902,879
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

*This entire amount was distributed prior to March 31, 2006.

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2008	$19,535,858
September 30, 2009	39,713,139
September 30, 2010	10,992,010
September 30, 2011	1,273,649
Total carryover	$71,514,656

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the six months ended March 31, 2006	For the fiscal year ended September 30, 2005
Shares issued from sale of shares:		
Class A	8,874	9,325
Class B	469	660
Class C	374	596
Class Y	789	694
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,085	2,202
Class B	33	63
Class C	18	32
Class Y	93	170
Shares redeemed:		
Class A	(7,111)	(14,702)
Class B	(300)	(464)
Class C	(230)	(382)
Class Y	(38)	(407)
Increase (decrease) in outstanding capital shares	4,056	(2,213)
Value issued from sale of shares:		
Class A	$32,243	$ 33,664
Class B	1,705	2,377
Class C	1,358	2,154
Class Y	2,869	2,514
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	3,931	7,942
Class B	119	228
Class C	67	116
Class Y	336	614
Value redeemed:		
Class A	(25,799)	(53,098)
Class B	(1,087)	(1,673)
Class C	(836)	(1,380)
Class Y	(139)	(1,474)
Increase (decrease) in outstanding capital	$14,767	$ (8,016)

NOTE 6 – Options

Options purchased by the Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. When a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Global Bond Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at September 30, 2005	—	$ —
Options written	180	20,159
Options terminated in closing purchase transactions	(—)	(—)
Options exercised.	(—)	(—)
Options expired	(—)	(—)
Outstanding at March 31,2006.	180	$20,159

NOTE 7 – Futures

The Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Fund as unrealized gains or losses. Upon the closing of the contract, the cumulative net change in the variation margin is recorded as realized gain or loss. The Fund uses futures to attempt to reduce the overall risk of its investments.

NOTE 8 – Credit Default Swaps

The Fund may enter into credit default swaps to 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield. Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying debt instrument in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a 'guarantor' by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the credit event occurs. The Fund may enter into credit default swaps in which either it or its counterparty acts as the guarantor.

The creditworthiness of firms with which the Fund enters into credit default swaps is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction.

Swaps are marked-to-market daily based on dealer-supplied valuations and changes in value are recorded as unrealized appreciation (depreciation). Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Global Bond Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Global Bond Fund, Inc. (the "Fund"), as of March 31, 2006, and the related statement of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Global Bond Fund, Inc. as of March 31, 2006, the results of its operations for the six-month period then ended, the changes in its net assets for the six-month period then ended and the fiscal year ended September 30, 2005, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 16, 2006

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
    Waddell & Reed Advisors Global Bond Fund
    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
    Waddell & Reed Advisors Accumulative Fund
    Waddell & Reed Advisors Core Investment Fund
    Waddell & Reed Advisors Dividend Income Fund
    Waddell & Reed Advisors New Concepts Fund
    Waddell & Reed Advisors Small Cap Fund
    Waddell & Reed Advisors Tax-Managed Equity Fund
    Waddell & Reed Advisors Value Fund
    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
    Waddell & Reed Advisors Bond Fund
    Waddell & Reed Advisors Government Securities Fund
    Waddell & Reed Advisors High Income Fund
    Waddell & Reed Advisors Limited-Term Bond Fund
    Waddell & Reed Advisors Municipal Bond Fund
    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
    Waddell & Reed Advisors Cash Management

Specialty Funds
    Waddell & Reed Advisors Asset Strategy Fund
    Waddell & Reed Advisors Continental Income Fund
    Waddell & Reed Advisors Energy Fund
    Waddell & Reed Advisors Retirement Shares
    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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